Exhibit (e)(4)

SHAREHOLDER INFORMATION AGREEMENT

This Agreement is made as of April 2, 2007, or such other compliance date mandated by Rule 22c-2 of the Investment Company Act of 1940 (“Rule 22c-2”), by and between TIAA-CREF Life Insurance Company (“TC Life”) and Teachers Personal Investors Services, Inc. (“TPIS”).

RECITALS

WHEREAS, TPIS is the principal underwriter and distributor for the TIAA-CREF Life Funds (“Funds”);

WHEREAS, pursuant to one or more participation agreements with TPIS, TC Life invests in shares of the Funds as a funding vehicle for TC Life’s separate accounts that issue variable insurance products to persons that are registered owners of such products on the books and records of TC Life, and TC Life maintains on the books of the Funds (as defined herein) one or more account(s) that hold Shares (as defined herein) of the Funds;

WHEREAS, pursuant to Rule 22c-2, the Funds are required to enter into a written agreement with TC Life under which TC Life agrees to (i) provide, at the Fund’s request, identity and transaction information about Shareholders (as defined herein) who hold beneficially own Shares held by TC Life as nominee, and (ii) execute instructions from the Fund to restrict or prohibit future purchases or exchanges;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, TPIS and TC Life hereby agree as follows:

1. Agreement to Provide Information. TC Life agrees to provide the Funds, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”), if known, of any or all Shareholder(s) of the account and the amount, date, name, or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by TC Life during the period covered by the request.

a. Period Covered by Request. Requests must set forth a specific period, not to exceed 180 calendar days from the date of the request, for which transaction information is sought. The Funds may request transaction information older than 180 calendar days from the date of the request as it deems necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Funds.

b. Form and Timing of Response. TC Life agrees to provide, promptly upon request of the Funds or their designee, but in any event not later than 10 business days after receipt of a request, the requested information specified in paragraph 1(a) above. If requested by the Funds or their designee, TC Life agrees to use its best efforts to determine promptly whether any specific person about whom it has received an information request is itself a financial intermediary (“Indirect Intermediary”) and, upon further request of the Funds or their designee, promptly either: (i) provide (or arrange to have provided) the information requested above for those Shareholder(s) who hold an account with an Indirect Intermediary; or (ii) restrict or prohibit the Indirect Intermediary from purchasing, in nominee name on behalf of other persons, Shares of the Funds. The format for any transaction information provided to the Funds should be consistent with the NSCC Standardized Data Reporting Format or, as mutually agreed to by the parties, an electronically readable database files (e.g., an Excel worksheet).

c. Limitations on Use of Information. The Funds agrees not to use the information received for marketing or any other similar purpose without the prior written consent of TC Life.

2. Agreement to Restrict Trading. TC Life agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Funds as having engaged in transactions of the Fund’s Shares (directly or indirectly through the TC Life’s separate accounts) that violate policies established or utilized by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund, including, without limitation, the Funds’ excessive trading and market timing policies.

a. Form of Instructions. Instructions to restrict or prohibit trading must include the TIN, ITIN or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

b. Timing of Response. TC Life agrees to execute instructions as soon as reasonably practicable, but not later than 5 business days after receipt of the instructions by TC Life.

c. Confirmation by TC Life. TC Life must provide written confirmation to the Funds that instructions have been executed. TC Life agrees to provide confirmation as soon as reasonably practicable, but not later than 10 business days after the instructions have been executed.

3. Definitions. For purposes of this Agreement:

a. The term “Fund” includes the mutual funds noted in the recital to this agreement and such funds’ principal underwriter and transfer agent. The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.

b. The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Funds under the Investment Company Act of 1940 that are held by TC Life.

c. The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by TC Life in nominee name.

4. Limitation of Liability. Nothing herein, nor any action or inaction by TC Life, shall be construed as, or infer that TC Life has undertaken any duty or obligation, other than that already imposed upon it pursuant to applicable law or regulation, whether expressed or implied, at law or in equity, to detect abusive trading activities pursuant to the Funds’ abusive trading procedures.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

TEACHERS PERSONAL INVESTORS SERVICES, INC.		TIAA-CREF LIFE INSURANCE COMPANY
730 Third Avenue		730 Third Avenue
New York, NY 10017		New York, NY 10017

By:	/s/ Jeffrey Margolis	By:	/s/ Gregory E. Smith
Print Name:	Jeffrey Margolis	Print Name:	Gregory E. Smith
Title:	Senior Managing Director	Title:	Vice President